SUZANO S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF) No. 16.404.287/0001-55
Company Registry (NIRE) 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, November 14th, 2024 – Suzano S.A. Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) informs its shareholders and the market in general that on this date it was priced the issuance and offering of panda bonds, to be placed in the Chinese market, by its wholly-owned subsidiary Suzano International Finance B.V. ("Suzano Netherlands"), in the principal amount of RMB1,200,000,000.00 (one billion and two hundred million renminbi) (approximately US$165 million) with yield and coupon of 2.8% per annum, to be paid annually, and maturing on November 15, 2027 (“Panda Bonds”). The settlement of the transaction is expected to be on November 15, 2024, representing a milestone for the Company in expanding its funding sources. The financial cost of the transaction considering the swap to dollar is equal to an indicative yield of 4.7% per annum.
The Panda Bonds are senior obligation and are fully guaranteed by the Company. Suzano intends to use the proceeds from the Panda Bonds offering in operational activities required to the development of eucalyptus forest plantation for commercial use certified by the Forest Stewardship Council® - FSC® (C010014) and the Programme for the Endorsement of Forest Certification Schemes – PEFC (PEFC/28-32-63).
The Panda Bonds will be certified as green bonds according to the analysis of China Green Bond Standard Committee. Suzano, voluntarily, has also obtained an independent evaluation by Sustainalytics US Inc. (Second Party Opinion), which ensures that the use of proceeds from this transaction adheres to the Green Bond Principles published by the International Capital Markets Association (ICMA).
Suzano and Suzano Netherlands filed a registration statement with the National Association of Financial Market Institutional Investors (NAFMII) on this offering. The Panda Bonds were not and will not be registered at the Comissão de Valores Mobiliários (CVM) and at the U.S. Securities and Exchange Commission (SEC). The Panda Bonds may not be offered or sold in Brazil, except under circumstances that do not constitute a public offering or an unauthorized distribution under Brazilian law and regulations.
This notice is for informational purposes and is not an offer to sell Panda Bonds, nor is it a solicitation of an offer to purchase Panda Bonds and there should be no sale of these Panda Bonds in any state or jurisdiction in which this offer is prohibited, in accordance with the securities laws of the respective state or jurisdiction in which the performance or approval thereof would not be in compliance with securities laws, “blue sky” legislation or other laws of that country.
Lastly, Suzano reiterates its commitment with transparency with its investors.
São Paulo, November 14th, 2024.
Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer